UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Timber Pharmaceuticals, Inc.
(Name of the Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
887080109
(CUSIP Number)
Michael Derby TardiMed Sciences LLC 50 Tice Boulevard, Suite A26 Woodcliff Lake, NJ 07677 Telephone: (201) 645-4761
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 14, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887080109

1	NAME OF REPORTING PERSONS TardiMed Sciences LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,437,517*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,437,517*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,437,517*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%*†
14	TYPE OF REPORTING PERSON (See Instructions) OO

*See Item 5 for additional information.

† This foregoing beneficial ownership is calculated based upon 12,032,391 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding of Timber Pharmaceuticals, Inc. (f/k/a BioPharmX Corporation), a Delaware corporation (the “Issuer”), as of August 10, 2020, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q , filed August 18, 2020.

CUSIP No. 887080109

1	NAME OF REPORTING PERSONS Michael Derby
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States Of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,437,517*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,437,517*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,437,517*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.2%*†
14	TYPE OF REPORTING PERSON (See Instructions) IN

*See Item 5 for additional information.

† This foregoing beneficial ownership is calculated based upon 12,032,391 shares of common stock, par value $0.001 per share (the “Common Stock”), outstanding of Timber Pharmaceuticals, Inc. (f/k/a BioPharmX Corporation), a Delaware corporation (the “Issuer”), as of August 10, 2020, based on information disclosed by the Issuer in the Quarterly Report on Form 10-Q , filed August 18, 2020.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed on behalf of (i) Timber Pharmaceuticals LLC, a Delaware limited liability company (“Timber”) and (ii) TardiMed Sciences LLC, a Connecticut limited liability company (“TardiMed”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2020 (as amended, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify or amend any of the information previously reported in the Schedule 13D. Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is amended as follows:

(a) This Schedule 13D is being filed on behalf of TardiMed and Michael Derby (“Mr. Derby”, and together with TardiMed, the “Reporting Persons”).

(b) — (c), (f) The Reporting Persons each have their principal offices at 50 Tice Boulevard, Suite A26, Woodcliff Lake, New Jersey 07677. The principal business of TardiMed is to operate a life sciences investment and company creation firm. The principal business of Mr. Derby is to act as the Managing Partner of TardiMed. TardiMed is a Connecticut limited liability company and Mr. Derby is a United States Citizen.

(d) — (e) During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4 Purpose of Transaction

Item 4 of the Schedule 13D is amended as follows:

Mr. Derby is the Executive Chairman of the Board of Directors of the Issuer (the “Board”). Mr. Derby was appointed to the Board effective May 18, 2020 and will serve as a director with a term expiring at the annual meeting of stockholders to be held in 2021, when he is expected to stand for re-election by a vote of the Issuer’s stockholders.

Zachary Rome, a partner at TardiMed, serves as the Issuer’s Executive Vice President, Chief Operating Officer and Secretary and a member of the Board. Mr. Rome was appointed to the Board on May 18, 2020 and will serve as a director with a term expiring at the annual meeting of stockholders to be held in 2021 when he is expected to stand for re-election by a vote of the Issuer’s stockholders. As of September 14, 2020, Mr. Rome individually holds 132,209 value appreciation rights (“VARs”) of the Issuer, of which 1/5 are vested. Upon valid exercise of vested and exercisable VARs, the Issuer shall pay to the Reporting Person, in a single lump sum cash payment, an amount equal to the product of (a) the excess of (i) fair market value of a share of Common Stock on the date of exercise, over (ii) the exercise price, multiplied by (b) the number of shares of Common Stock with respect to which VARs are being exercised (the "VAR Amount"). Notwithstanding the foregoing the Issuer may elect, in its sole discretion, to pay the VAR Amount in the form of shares of Common Stock that are equivalent in value to the VAR Amount.

Joseph Lucchese, a partner of TardiMed, serves as the Issuer’s Executive Vice President & Chief Financial Officer. As of September 14, 2020, Mr. Lucchese individually holds options to purchase an aggregate of 97,083 shares of Common Stock at an exercise price of $2.87, none of which are vested.

Subject to the agreements described in Item 6 below, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Each of the Reporting Persons, in its capacity as a stockholder or other security holder of the Issuer, may engage in discussions with management, one or more members of the board of directors, one or more other stockholders, one or more representatives and/or other relevant parties of the Issuer regarding the Issuer, including but not limited to its operations, or encourage such persons to consider or explore extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, and may discuss ideas that, if effected, may relate to or result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D and the information set forth in or incorporated by reference in Item 2, Item 3, Item 4 and Item 6 of the Schedule 13D is hereby incorporated by reference in its entirety into this Item 5.

(b) As of September 14, 2020 Mr. Derby may be deemed to beneficially own 5,437,517 shares of Common Stock held by TardiMed. Mr. Derby has sole voting and dispositive control over the shares of the Issuer’s Common Stock held by TardiMed. As a result, Mr. Derby has the power to direct the vote and disposition of the Common Stock held by TardiMed, and therefore may be deemed to beneficially own the Common Stock held by TardiMed. By virtue of such ownership, TardiMed may be deemed to have voting and investment power with respect to the 5,437,517 shares of Common Stock of the Issuer and as a result may be deemed to have beneficial ownership over such securities. As of September 14, 2020, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, TardiMed may be deemed to beneficially own 45.2% of the Common Stock deemed issued and outstanding.

(c) The following table details the transactions by the Reporting Persons during the past sixty (60) days on or prior to September 14, 2020 (the “Event Date”) and from the Event Date to the filing date:

Date	Price per Share	Type of Transaction	Number of Shares
9/10/2020	$1.0436 (1)	Open Market Sale	32,943
9/11/2020	$1.0303 (1)	Open Market Sale	7,483
9/14/2020	$1.03	Open Market Sale	455
9/15/2020	$1.0286 (1)	Open Market Sale	87,060
9/16/2020	$1.0298 (1)	Open Market Sale	100,694

Explanation of responses:

(1) The purchase price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $1.0286 to $1.08, inclusive. The Reporting Persons undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote.

Except as reported above, the Reporting Persons have not effected any transactions during the past sixty (60) days on or prior to September 14, 2020 (the “Event Date”) and from the Event Date to the filing date, in any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

The following exhibits are incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated September 24, 2020, signed by each of the Reporting Persons in order to confirm that this Schedule 13D/A (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated as of September 24, 2020

TARDIMED SCIENCES LLC
By:	/s/ Michael Derby
Name: Michael Derby
Title: Managing Partner

/s/ Michael Derby
Name: Michael Derby, individually

Exhibit 1

JOINT FILING AGREEMENT

This Agreement will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Timber Pharmaceuticals, Inc. is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of September 24, 2020

TARDIMED SCIENCES LLC
By:	/s/ Michael Derby
Name: Michael Derby
Title: Managing Partner

/s/ Michael Derby
Name: Michael Derby, individually